SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

IMCLONE SYSTEMS INCORPORATED
(Name of Subject Company (Issuer))

ALASKA ACQUISITION CORPORATION
ELI LILLY AND COMPANY
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share, and	45245W109
Associated Preferred Stock Purchase Rights
(Titles of classes of securities)	(CUSIP number of class of securities)
Robert A. Armitage, Esq.
Senior Vice President and General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
(317) 276-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
M. Adel Aslani-Far, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
Tel: (212) 906-1770

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,620,562,970	$260,189

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 94,579,471 shares of common stock, par value $0.001 per share, of ImClone, and the associated preferred stock purchase rights, at a purchase price of $70.00 per share. Such number of shares consists of (i) 88,612,596 shares of common stock issued and outstanding as of September 30, 2008, and (ii) 5,966,875 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and restricted stock units with respect to ImClone shares.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00003930 of the transaction valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $260,189	Filing Parties: Alaska Acquisition Corporation and Eli Lilly and Company

Form or Registration No.: SC-TO-T	Date Filed: October 14, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on October 14, 2008, by Alaska Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights (collectively, the “Shares”), of ImClone Systems Incorporated, a Delaware corporation (“ImClone”), at a purchase price of $70.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 14, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.
Amendments to the Offer to Purchase
The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:
(1) Section 8 (“Certain Information Concerning ImClone”) of the Offer to Purchase is hereby amended by adding the following paragraph under the sub-section captioned “Certain Projections” after the first paragraph on page 25 of the Offer to Purchase:
“The financial projections summarized above were provided by ImClone to Lilly and the Purchaser in connection with the due diligence Lilly and the Purchaser undertook prior to entering into the Merger Agreement. Alternative financial projections summarized in ImClone’s Solicitation/Recommendation Statement on Schedule 14D-9 filed in connection with the Offer were not provided to Lilly or the Purchaser in connection with entering into the transaction.”
(2) Section 8 (“Certain Information Concerning ImClone”) of the Offer to Purchase is hereby amended by adding the following sentence to the end of the first full paragraph following the bulleted list of risks and uncertainties on page 26 of the Offer to Purchase under the sub-section captioned “Certain Projections”:
“Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in ImClone’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 are not applicable to any forward-looking statements made in connection with the Offer.”
(3) Section 13 (“The Merger Agreement; Other Agreements”) of the Offer to Purchase is hereby amended by deleting the second full paragraph of Section 13 under the sub-section captioned “Merger Agreement” on page 33 of the Offer to Purchase and replacing it with the following:
“The Offer. The Merger Agreement provides that the Purchaser will commence the Offer as promptly as practicable after the execution of the Merger Agreement. Subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 14 — “Conditions of the Offer,” the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn in the Offer promptly after the Expiration Date.”
(4) Section 14 (“Conditions of the Offer”) of the Offer to Purchase is hereby amended by deleting the final paragraph of Section 14 on page 51 of the Offer to Purchase and replacing it with the following:
“The foregoing conditions are for the sole benefit of Lilly and the Purchaser, may be asserted by Lilly or the Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Lilly or the Purchaser in whole or in part at any time at or prior to the Expiration Date and in the sole discretion of Lilly or the Purchaser, subject in each case to the terms of the Merger Agreement. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Lilly and the Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. Any reference in the Offer to Purchase to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is waived. The failure by Lilly or the Purchaser at any time at or prior to the Expiration Date to assert any of the foregoing conditions shall not be deemed a waiver of any such condition and each such condition may be asserted at any time at or prior to the Expiration Date.”
(5) Section 15 (“Certain Legal Matters”) of the Offer to Purchase is hereby amended by adding the following paragraph after the last paragraph under the sub-section captioned “The United States” (located within the sub-section captioned “Antitrust Matters”) on page 53 of the Offer to Purchase:
“On October 17, 2008, Lilly and ImClone each filed an HSR Notification with the DOJ and the FTC in connection with the Offer and the Merger. The waiting period under the HSR Act applicable to the Offer and the Merger will expire at 11:59 p.m. New York City time on November 3, 2008 unless the waiting period is extended by the DOJ or the FTC, or early termination of the waiting period is granted.”
(6) Section 15 (“Certain Legal Matters”) of the Offer to Purchase is hereby amended by adding the following paragraph after the paragraph under the sub-section captioned “Germany” (located within the sub-section captioned “Antitrust Matters”) on page 53 of the Offer to Purchase:
“On October 17, 2008, Lilly filed the German Notification with the FCO. Unless the FCO initiates an in-depth investigation, the waiting period applicable to the Offer and the Merger with respect to Lilly’s German Notification will expire on November 17, 2008.”
(7) Section 17 (“Legal Proceedings”) of the Offer to Purchase is hereby amended by deleting the paragraph under Section 17 on page 54 of the Offer to Purchase and replacing it with the following:
“On October 22, 2008, State-Boston Retirement System, Ms. Roberta Feinstein, Mr. Howard Karp and Mr. Jay Herman, each a purported holder of Shares, filed a class action complaint in the Supreme Court of the State of New York, County of New York (the “Court”), purportedly on behalf of themselves and all other shareholders of ImClone, against ImClone, the members of its board of directors, Lilly and the Purchaser. The complaint alleges, among other things, that the members of ImClone’s board of directors breached their fiduciary duties to ImClone’s shareholders in connection with the transactions contemplated by the Merger Agreement and failed to provide ImClone’s shareholders with material information to make an informed decision as to whether to tender their Shares in the Offer. In addition, the complaint alleges that Lilly and the Purchaser knowingly aided and abetted the alleged wrongdoing of ImClone’s board of directors. The complaint seeks, among other relief: class action status; an order preliminarily and permanently enjoining the defendants from proceeding with the Offer; a judgment enjoining the defendants from consummating the Offer and the Merger until ImClone’s Solicitation/Recommendation Statement on Schedule 14D-9 is supplemented to include certain additional information; and an award to plaintiffs of the costs of the action, including reasonable attorneys’ and experts’ fees. In connection with the complaint, the above referenced plaintiffs filed an order to show cause requesting (i) expedited discovery for the production of documents by the defendants, (ii) depositions of representatives of ImClone and representatives of J.P. Morgan and (iii) such other relief as the Court deems just and proper. The Court scheduled a hearing on the order to show cause for October 30, 2008. Lilly and the Purchaser believe that the complaint is without merit and intend to vigorously defend the action.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALASKA ACQUISITION CORPORATION
	By:	/s/ Gino Santini
		Name:	Gino Santini
		Title:	President

ELI LILLY AND COMPANY
	By:	/s/ Gino Santini
		Name:	Gino Santini
		Title:	Senior Vice President, Corporate Strategy and Business Development

Date: October 24, 2008